UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Set forth below are summaries of the material terms of certain financing arrangements that have been entered into by Oatly Group AB (publ) (“Oatly” or the “Company”). These arrangements constitute an integrated financing package intended to refinance the group’s existing $130 million term loan B credit facility (the “TLB”), repurchase and cancel certain of the U.S. Notes (as defined below) and provide the group with more favorable and extended access to liquidity in the form of a new revolving credit facility.

Nordic Bonds

On September 30, 2025, the Company issued SEK denominated senior secured floating rate bonds (the “Nordic Bonds”) under the terms and conditions entered into by the Company with Nordic Trustee & Agency AB (publ) on September 29, 2025. The Nordic Bonds have an initial issue amount of SEK 1,700 million and a tenor of four years, subject to certain early redemption features. The proceeds from the Nordic Bonds will initially fund into an escrow account and are intended to be released to the Company on or around October 3, 2025, subject to customary conditions.

The Nordic Bonds have not been, and will not be, registered under the United States Securities Act of 1933, as amended. They may not be offered or sold in the United States, except pursuant to an exemption from the registration requirements of the Securities Act. No public offering will be made in the United States and the information contained herein does not constitute an offer of securities for sale in United States, Canada, Australia, Hong Kong, Italy, New Zealand, the Republic of South Africa, the Republic of Cyprus, the United Kingdom or Japan or any other jurisdiction where such distribution or such offer would require any further measures from Oatly, the bookrunners or any other party or would be prohibited by applicable law.

SEK 750 million super senior revolving credit facility

On September 30, 2025, the Company entered into a SEK 750 million super senior revolving credit facility agreement with JP Morgan, Nordea and Rabobank (the “SSRCF”). The material terms of the SSRCF reflect, among other things, the following differences compared to the group’s existing revolving credit facility: (i) a committed tenor of two years and six months, with a 15 months’ uncommitted extension option, (ii) removal of EBITDA based draw-stop limitations, annual clean down requirement and minimum ‘Europe & International’ EBITDA financial covenant, (iii) minimum liquidity financial covenant is reset and tested quarterly instead of continuously and ceases to apply following Q3 2027, (iv) minimum EBITDA financial covenant ceases to apply following Q3 2027 and (v) total net leverage ratio financial covenant commences to apply in Q3 2027. The SSRCF is sustainability-linked and the margin is subject to certain adjustments based on performance against three key performance indicators: (i) reduction of greenhouse gas emissions in production, (ii) reduction of water withdrawal in production and (iii) increase of percentage of women in team manager positions. The Company’s existing revolving credit facility is expected to be cancelled and terminated, and replaced by the SSRCF, on or around October 3, 2025, following release of Nordic Bonds proceeds from escrow and prepayment of the TLB in full and subject to customary conditions.

Security and intercreditor arrangements for Super Senior Revolving Credit Facility and Nordic Bonds

The debt under the Nordic Bonds and the SSRCF will share in the same security and guarantees from material companies in the group by way of an intercreditor agreement entered into by the Company on September 30, 2025, which will replace the Company’s existing intercreditor agreement. The security to be provided for the SSRCF and the Nordic Bonds include share pledges, security over material intra-group loans, security over material bank accounts, security over material intellectual property, New York law all-asset security, English law debentures, Swedish business mortgages and Swedish real estate mortgage.

The Company’s 9.25% Convertible Senior PIK Notes due 2028 will also be subject to the new intercreditor agreement, on terms substantially similar to those that apply under the Company’s existing intercreditor agreement.

Supplemental Indentures and Amended and Restated Terms and Conditions

In connection with the issuance of the Nordic Bonds and the entry into the new intercreditor agreement described above, on September 30, 2025, the Company, after receiving the requisite consent of the noteholders, entered into (i) a Second Supplemental Indenture to the Indenture dated March 23, 2023, by and among the Company and U.S. Bank Trust Company, National Association, (ii) a First Supplemental Indenture to the Indenture dated May 31, 2023, by and among the Company and U.S. Bank Trust Company, National Association, and (iii) an Amended and Restated Terms and Conditions governing the Company’s 9.25% Convertible Senior PIK Notes due 2028 issued pursuant to the Subscription Agreement dated March 14, 2023. Copies of the foregoing documents are filed as Exhibits 99.4, 99.5, and 99.6, respectively, to this Form 6-K.

Convertible Note Repurchases

As previously disclosed, on September 9, 2025, the Company entered into Convertible Note Repurchase Agreements (the “Repurchase Agreements”) with certain accredited investors (the “Selling Noteholders”) that are holders of the Company’s 9.25% Convertible Senior PIK Notes due 2028 (CUSIP No. 67421J AC2) originally issued pursuant to the Indenture, dated March 23, 2023, by and among the Company and U.S. Bank Trust Company, National Association (the “U.S. Notes”) in privately negotiated transactions. The transactions contemplated by the Repurchase Agreements will result in U.S. Notes sold by the Selling Noteholders being cancelled and no longer outstanding, and are expected to close on or around October 3, 2025, following release of Nordic Bonds proceeds from escrow and prepayment of the TLB in full and subject to customary conditions.

This Form 6-K is neither an offer to sell nor a solicitation of an offer to buy any securities, nor shall it constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. There can be no assurances that the transactions will be completed as described herein or at all.

Election of Director

On September 26, 2025, the Company received notice that at a local union meeting held on September 15, 2025, Rhulane Shiburi was appointed to serve as an employee representative on the Company’s board of directors (the “Board”) in accordance with Swedish law. Mr. Shiburi, 38, has served as CM Complaint Management Specialist at the Company since June 2022. He previously worked as an Ecommerce & Marketplace Specialist at Skandinavisk ApS from June 2021 to June 2022 and as an Ecommerce Digital Content & Special Release Lead at Naked Copenhagen ApS from September 2019 to August 2021.

There are no transactions in which Mr. Shiburi has an interest requiring disclosure under Item 7.B of the Company’s annual report on Form 20-F (the “Form 20-F”). Additionally, Mr. Shiburi has no family relationship with any director or executive officer of the Company or any person nominated or chosen by the Company to become a director or executive officer. Mr. Shiburi will be entitled to standard compensation available to all employee representatives on the Board (as described under “Executive Officer, Non-Executive Director and Key Management Compensation” in Item 6.B of the Form 20-F).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Nordic Bonds Terms and Conditions, dated September 29, 2025
99.2	Super Senior Revolving Credit Facility Agreement, dated September 30, 2025
99.3	Intercreditor Agreement, dated September 30, 2025
99.4	Second Supplemental Indenture to Indenture, dated March 23, 2023
99.5	First Supplemental Indenture to Indenture, dated May 31, 2023
99.6	Amended and Restated Terms and Conditions to the Notes
99.7	Press Release, dated September 30, 2025 (furnished herewith)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OATLY GROUP AB
Date: September 30, 2025
	By:	/s/ Marie-José David
	Name:	Marie-José David
	Title:	Chief Financial Officer